Toyota Motor Corporation

TMC Announces Changes to Executive Structure, Senior Management

Responsibilities, and Personnel

Toyota City, Japan, June 30, 2020—Toyota Motor Corporation (TMC) announced today that it intends to implement changes to its executive structure, senior management responsibilities, and personnel as described below, effective July 1, 2020.

Change highlights

Advancing structural reform by clarifying the roles of operating officers

•	A person who looks over management of the entire company as a C-level officer (e.g. CRO, CFO) in close coordination with the president → To be redefined as “operating officer”.

•

An in-house company president, regional CEO, or a chief officer who advances quick judgment, quick decisions, and quick action on site as the head of a business implementation element → To be consolidated into the classification of “senior professional/senior management”.

The aim of the changes announced today is to further advance various innovations based on TMC’s long-standing fundamental policy of appointing the right people to the right positions. Under the changes, members of management who, together with the president, have cross-functional oversight of the entire company, are to be redefined as “operating officers”. In close coordination with the president, these operating officers are to work together with business implementation elements and promote the development of a skilled workforce. Furthermore, in-house company presidents, regional CEOs, and chief officers, as on-site leaders of business implementation elements, will be given authority while being consolidated into the classification of “senior professional/senior management”.

The roles of operating officers and senior professionals/senior management are to be determined where and as needed, and persons appointed as operating officers and senior professionals/senior management are to change in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility than ever in appointing the right people to the right positions.

For reference: Chronology of major initiatives

April 2011

•  Streamlining of the board of directors (reducing the number of directors from 27 to 11) (NOTE: TMC currently has nine directors.)

•  Scaling down of the executive decision-making system (elimination of officers responsible for group affairs so as to create a two-tier executive system consisting of executive vice presidents and chief officers)

•  Appointment of chief officers in a flexible manner from the new positions of senior managing officer and managing officer (elimination of the position of senior managing director)

•  Establishment of the position of executive general manager

•  Stationing of, in principle, regional chief officers in their respective regions

April 2013	• Establishment of business units • Reorganization of regional groups • Appointment of outside board members

April 2015

•  Revision of the roles of executives

Tasking executive vice presidents, once responsible for their respective business units and key functions, with overseeing TMC in its entirety and with carrying out operations and administration from a mid-to-long-term perspective, and making executives at the level of senior managing officer and below responsible for the business units, regional operations, and key functions

•  Enhancement of diversity among executives (appointment of non-Japanese executives and of female executives)

April 2016	• Establishment of in-house companies—shifting from a function-based structure to a product-based structure

April 2017

•  Further clarification that members of the board of directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution

•  Further reduction in the number of members of the board of directors to nine directors, including outside board members (in June)

October 2017	• Revision of the advisor and senior advisor system (resulting in executives leaving their positions being made advisors or senior advisors only when the needs of the company require such)

January 2018

•  Expansion of appointing people with high levels of expertise from within and outside the company (including from within and outside the Toyota Group, people with technical-position backgrounds, etc.)

•  Positioning of executive vice presidents as executive officers, in addition to their roles of supporting the president (to directly oversee their areas of responsibility as presidents of TMC’s in-house companies and as organizational group chief officers)

•  Establishment of the post of “fellow” to heighten management expertise and to widen the range of executive development

January 2019

•  Introduction of the position of “senior professional/senior management” (Integration of managing officers, executive general managers, [sub-executive managerial level] senior grade 1 and senior grade 2 managers, and grand masters)

January 2020	• Abolishment of the position of “field general manager” → Reappointment as senior general managers or as fellows

April 2020

•  Consolidation of the post of executive vice president and the post of operating officer into the post of operating officer

Clarification of the roles of operating officers, who are equal in rank, by dividing operating officers into C-level officers, presidents of in-house companies, regional CEOs, and persons in charge of various functions, with their roles not being fixed, so as to allow the right people to take on responsibilities

TMC also announced today changes in the responsibilities of operating officers and senior professionals/senior management, as well as personnel changes, also effective July 1, 2020.

1) Changes in areas of responsibility for Operating Officers, effective July 1, 2020

Name	Current	New
Mitsuru Kawai	Chief Monozukuri Officer Chief Human Resources Officer	Chief Monozukuri Officer
Masanori Kuwata	General Administration & Human Resources Group (Chief Officer)	Chief Human Resources Officer General Administration & Human Resources Group (Chief Officer)

Operating Officer, effective July 1, 2020

Name	Title
Akio Toyoda	Chief Executive Officer Chief Branding Officer

Mitsuru Kawai	Chief Monozukuri Officer

Koji Kobayashi	Chief Risk Officer

Shigeki Terashi	Chief Competitive Officer Chief Project Officer Toyota System Supply Toyota ZEV Factory (Chief Officer)

Shigeki Tomoyama	Chief Information & Security Officer Chief Production Officer GAZOO Racing Company (President)

Kenta Kon	Chief Financial Officer Accounting Group (Chief Officer) Advanced R&D and Engineering Company (Fellow)

Masahiko Maeda	Chief Technology Officer Vehicle Development Center (President) Powertrain Company (President) Powertrain Management Div. (concurrent General Manager)

James Kuffner	Chief Digital Officer Advanced R&D and Engineering Company Toyota Research Institute - Advanced Development, Inc. (Chief Executive Officer)

Masanori Kuwata	Chief Human Resources Officer General Administration & Human Resources Group (Chief Officer)

2) Changes in areas of responsibility for senior professionals/senior management (Senior General Manager level and above), effective July 1, 2020     ¶ newly

Name	Current	New
Kazunari Kumakura	Purchasing Group (Deputy Chief Officer) Purchasing Management Div. (concurrent General Manager)	Purchasing Group (Chief Officer)

Masayoshi Shirayanagi	External & Public Affairs Group (Chief Officer) Purchasing Group (Chief Officer)	External & Public Affairs Group (Chief Officer)

¶ Masahiro Yamamoto	General Administration & Human Resources Group Secretarial Div. (Project General Manager)	CEO Office (General Manager)

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